Exhibit 99.1

Press Release

HUTCHMED Highlights Presentations for Hematological Malignancy Programs at the 2023 EHA and ICML Meetings

Hong Kong, Shanghai & Florham Park, NJ — Friday, June 9, 2023: HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM:HCM; HKEX:13) today announces that new and updated clinical data related to two novel investigational hematological malignancy therapies, HMPL-306 and amdizalisib, will be presented at the upcoming European Hematology Association (“EHA”) Annual Meeting, taking place June 8-11, 2023 in Frankfurt, and the 17th International Conference on Malignant Lymphoma (“ICML”) taking place June 13-17, 2023 in Lugano.

HMPL-306: first in human results

Title:	A phase 1 study of HMPL-306, a dual inhibitor of mutant isocitrate dehydrogenase (IDH) 1 and 2, in pts with relapsed/refractory myeloid hematological malignancies harboring IDH1 and/or 2 mutations
Lead Author:	Lijuan Hu, MD, Peking University People’s Hospital
Meeting:	EHA poster presentation
Session:	Myeloproliferative neoplasms – Clinical
Abstract # & Link:	Abstract #P539

Mutations in isocitrate dehydrogenase (“IDH”) 1/2 are frequently identified in various cancers, such as acute myeloid leukemia (“AML”), cholangiocarcinoma, chondrosarcoma and glioma. Mutant IDHs cause accumulated 2-hydroxyglutarate, leading to blockage of cell differentiation, thereby inducing malignant transformation. Mutant IDH isoform switching, from mutant IDH1 to mutant IDH2 and vice versa, have been reported as a mechanism of acquired resistance to IDH inhibition in AML and cholangiocarcinoma, as well as cases initially carrying co-existing mutations.

Preclinical data presented at the American Association for Cancer Research Annual Meeting 2023 (AACR 2023) demonstrated that HMPL-306 is a potent, durable, dual inhibitor of IDH1/2 mutation that crosses the blood brain barrier and affects pharmacodynamic (“PD”) markers that lead to the differentiation of immature malignant cells to mature normal cells. It is being evaluated in clinical trials (NCT04272957, NCT04762602, NCT04764474).

This first-in-human, dose-escalation study data presents HMPL-306 in patients with relapsed/refractory myeloid hematological malignancies harboring IDH1 and/or IDH2 mutations. Based on PD, pharmacokinetic (“PK”), and preliminary clinical findings, a recommended Phase II dose was nominated for the dose expansion phase of the study.

Amdizalisib: updates from Phase Ib

Title:	Updated results from a phase 1b study of amdizalisib, a novel inhibitor of phosphoinositide 3-kinase-delta (PI3Kδ), in patients with relapsed or refractory lymphoma
Lead Author:	Junning Cao, MD, Fudan University Shanghai Cancer Center
Meeting:	ICML Publication
Session:	Phase I-II trials
Abstract #:	Abstract #653

Amdizalisib (HMPL-689) is a novel, selective and potent oral inhibitor targeting the isoform PI3Kδ. Amdizalisib’s PK properties are favorable with good oral absorption, moderate tissue distribution and low clearance in preclinical PK studies, suggesting a low risk of drug accumulation and drug-to-drug interaction. Because of its high target selectivity and optimal PK profile, amdizalisib has the potential to demonstrate an optimal benefit-risk profile in this class.  Amdizalisib is currently being evaluated in a Phase II registration trial in relapsed or refractory follicular lymphoma (“FL”) and marginal zone lymphoma (“MZL”) as a single agent (NCT04849351), as well as in combination with tazemetostat (a methyltransferase inhibitor of EZH2) in patients with relapsed or refractory lymphoma in a Phase II study in China (NCT05713110).

Here we report updated results from a Phase Ib study of amdizalisib in patients with various subtypes of non-Hodgkin’s lymphoma (“NHL”). In this update, more mature data were available from the FL cohorts, at median follow-up duration of 22.1 months. Median duration of response (“DoR”) and progression free survival (“PFS”) were not reached for the 26 efficacy evaluable patients in the FL cohort. PFS and DoR from the MZL cohort were presented for the first time, at median follow-up duration of 20.3 months. Median DoR was not reached and median PFS was 26.8 months for the 16 efficacy evaluable patients in the MZL cohort. Safety data were reported from 153 patients with median exposure duration of 8.7 months. The most common treatment emergent adverse events (TEAEs) of Grade ≥3 (≥5%) were pneumonia (15.7%), neutrophil count decreased (12.4%), lipase increased (7.8%), and rash (5.9%). The treatment discontinuation rate due to adverse events was 11.8%.

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. It has approximately 5,000 personnel across all its companies, at the center of which is a team of about 1,800 in oncology/immunology. Since inception it has focused on bringing cancer drug candidates from in-house discovery to patients around the world, with its first three oncology drugs now approved and marketed in China. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect HUTCHMED’s current expectations regarding future events, including its expectations regarding the therapeutic potential of HMPL-306 and amdizalisib, the further clinical development for HMPL-306 and amdizalisib, its expectations as to whether any studies on HMPL-306 and amdizalisib would meet their primary or secondary endpoints, and its expectations as to the timing of the completion and the release of results from such studies. Forward-looking statements involve risks and uncertainties. Such risks and uncertainties include, among other things, assumptions regarding enrollment rates and the timing and availability of subjects meeting a study’s inclusion and exclusion criteria; changes to clinical protocols or regulatory requirements; unexpected adverse events or safety issues; the ability of HMPL-306 and amdizalisib, including as a combination therapy, to meet the primary or secondary endpoint of a study, to obtain regulatory approval in different jurisdictions and to gain commercial acceptance after obtaining regulatory approval; the potential market of HMPL-306 and amdizalisib for a targeted indication; the sufficiency of funding; and the impact of the COVID-19 pandemic on general economic, regulatory and political conditions. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see HUTCHMED’s filings with the U.S. Securities and Exchange Commission, The Stock Exchange of Hong Kong Limited and on AIM. HUTCHMED undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 306 4490

Media Enquiries
Americas – Brad Miles, Solebury Strategic Communications	+1 (917) 570 7340 (Mobile) / bmiles@soleburystrat.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) / HUTCHMED@fticonsulting.com
Asia – Zhou Yi, Brunswick	+852 9783 6894 (Mobile) / HUTCHMED@brunswickgroup.com

Nominated Advisor
Atholl Tweedie / Freddy Crossley / Daphne Zhang, Panmure Gordon	+44 (20) 7886 2500